                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                     UNDER THE SECURITIES EXCHANGE OF 1934


                          PLY GEM INDUSTRIES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.25 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  72941610
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                            Lawrence D. Stuart, Jr.
                     Hicks, Muse, Tate & Furst Incorporated
                         200 Crescent Court, Suite 1600
                             Dallas, Texas 75201
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of the Bidders)


                                  Copy to:
                             Michael D. Wortley
                           Vinson & Elkins L.L.P.
                          3700 Trammell Crow Center
                              2001 Ross Avenue
                            Dallas, Texas  75201
--------------------------------------------------------------------------------


                                June 24, 1997
--------------------------------------------------------------------------------
   (Date of Event which Requires Filing of this Statement on Schedule 13D


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 148 Pages

CUSIP NO. 72941610


----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Atrium/PG Acquisition Corp.
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*


               AF, OO, BK
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*


               CO
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610


----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Atrium Acquisition Holdings Corp.
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*

               AF, OO, BK
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER


----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*

               CO, HC
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610


                                                                                                              <
----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Atrium Corporation
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*

               AF, OO BK
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER

----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER

               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER


----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER

               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*

               CO, HC
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610


                                                                                                              <
----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               HM3 Coinvestors, L.P.
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*

               AF, OO BK
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Texas
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER


----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER


               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER


----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*


               PN
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610


----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hicks, Muse, Tate & Furst Equity Fund III, L.P.
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*

               WC, OO, BK
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION


               State of Delaware
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER


----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER


               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER


----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*


               PN
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610



----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               HM3/GP Partners, L.P..
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*


               AF, OO BK
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION


               State of Texas
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER


----------------------------------------------------------------------------------------------------------------------------------
        8     SHARED VOTING POWER


               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER


----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*


               PN
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610


----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hicks, Muse GP Partners III, L.P.
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*


               AF, OO, BK
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION


               State of Texas
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER



----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER


               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER


----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*


               PN
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610


----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Hicks, Muse Fund III Incorporated
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*


               AF, OO
----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION


               State of Texas
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER


----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER


               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER



----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*


               CO
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

CUSIP NO. 72941610


----------------------------------------------------------------------------------------------------------------------------------
         1     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Thomas O. Hicks
----------------------------------------------------------------------------------------------------------------------------------
         2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                      (a)     [ ]

                                                                                                      (b)     [ ]
----------------------------------------------------------------------------------------------------------------------------------
         3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
         4     SOURCE OF FUNDS*


               AF, OO BK

----------------------------------------------------------------------------------------------------------------------------------
         5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)  [ ]

----------------------------------------------------------------------------------------------------------------------------------
         6     CITIZENSHIP OR PLACE OF ORGANIZATION


               United States of America
----------------------------------------------------------------------------------------------------------------------------------
         7     SOLE VOTING POWER


----------------------------------------------------------------------------------------------------------------------------------
         8     SHARED VOTING POWER


               1,235,261* shares
----------------------------------------------------------------------------------------------------------------------------------
         9     SOLE DISPOSITIVE POWER



----------------------------------------------------------------------------------------------------------------------------------
        10     SHARED DISPOSITIVE POWER


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               6,234,603* shares
----------------------------------------------------------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                              [ ]
----------------------------------------------------------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               32.8%
----------------------------------------------------------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*


               IN
----------------------------------------------------------------------------------------------------------------------------------

* On June 24, 1997, Atrium Acquisition Holdings Corp., a Delaware corporation ("Parent"), and Atrium/PG Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub "), entered into a Stockholders Agreement (the "Stockholders Agreement") with Ply Gem Industries, Inc., a Delaware corporation (the "Company"), and Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin (the "Stockholders"), pursuant to which the Stockholders agreed to vote all shares of the Company's common stock, par value $.25 per share (the "Common Stock") currently owned or subsequently acquired (the "Shares"), for the Agreement and Plan of Merger among Atrium Acquisition Holding Corp., Atrium/PG Acquisition Corp. and the Company dated as of June 24, 1997 (the "Merger Agreement"), and to grant Parent a proxy to vote the Shares of the Stockholders. The Stockholders have also granted Parent an option to purchase the 1,235,261 shares of Common Stock currently owned by the Stockholders plus an option to purchase 4,999,342 shares of Common Stock which may be acquired upon exercise of options currently held by the Stockholders. The above discussion of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as an exhibit to this
Schedule 13D.

                                 SCHEDULE  13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the common stock, par value $.25 per share (the "COMMON STOCK"), of Ply Gem Industries, Inc., a Delaware corporation (the "COMPANY"). The address of the Company's principal executive offices is 777 Third Avenue, New York, New York 10017-1401


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f)     This Statement is filed by Atrium Acquisition
Holdings Corp. ("PARENT"), Atrium/PG Acquisition Corp. ("SUB"), Atrium Corporation ("ATRIUM"), HM3 Coinvestors, L. P.("COINVESTORS"), Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("EQUITY FUND"), HM3/GP Partners, L.P.,("HM3/GP") Hicks, Muse GP Partners III, L.P. ("GP PARTNERS"), Hicks, Muse Fund III Incorporated ("FUND III"), and Thomas O. Hicks ("MR. HICKS"), sometimes collectively referred to herein as the "REPORTING PERSONS."

         Parent, a Delaware corporation, is a recently organized holding company, the primary asset of which is the common stock of Sub. Parent, a subsidiary of Atrium, was organized for the purpose of effecting the Merger (as hereinafter defined) and acquire all of the outstanding shares of Common Stock. Parent has not engaged in any activities except in connection with the Merger. The principal executive office of Parent is 1341 W. Mockingbird Lane, Suite 1200W, Dallas, Texas 75247.

         Sub, a Delaware corporation, was organized for the purpose of effecting the Merger and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of Sub is owned by Parent. The address of the principal business office of Sub is 1341 W. Mockingbird Lane, Suite 1200W, Dallas, Texas 75247.

         Atrium, a Delaware corporation, is a holding company, the primary assets of which are the capital stock of Atrium Companies, Inc., which is principally engaged in the manufacturing and distribution of residential windows and doors in the Southwest, South and Southeast regions of the United States, and Parent. The principal executive offices of Atrium are located at 1341 W. Mockingbird, Suite 1200W, Dallas, Texas 75247.

         Equity Fund is a Delaware limited partnership whose sole general partner is HM3/GP. Equity Fund is principally engaged in investing in securities. The address of the principal business office of Equity Fund is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         Coinvestors is a Texas limited partnership principally engaged in investing in securities. The sole general partner of Coinvestors is GP Partners
 . The address of the principal business office of Coinvestors is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         HM3/GP is a Texas limited partnership principally engaged in investing in securities. The sole general partner of HM3/GP is GP Partners . The address of the principal business office of HM3/GP is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         GP Partners is a Texas limited partnership principally engaged in investing in securities. The sole general partner of GP Partners is Fund III. The address of the principal business office of Sub is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         Fund III is a Texas corporation. Fund III is a private investment firm primarily engaged in investing in securities. The address of the principal business office of Fund III is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         Mr. Hicks is the controlling shareholder and the Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer and Secretary of Fund III and Hicks, Muse, Tate & Furst Incorporated ("HICKS MUSE"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. The address of the principal business office of Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Mr. Hicks is a citizen of the United States.

         The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive or director of such controlling person of Atrium, Parent, Sub, and Fund III are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         (d)-(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of the persons listed on Schedule I attached hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final or order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds required to consummate the transactions contemplated by the Merger Agreement (as hereinafter defined) will be obtained through (i) equity financing, (ii) senior credit facilities and (iii) a possible debt offering. Parent has delivered to the Company a binding commitment letter from Equity Fund pursuant to which Equity Fund will provide equity financing in the amount of up to $140 million in exchange for nonvoting common stock of Atrium. In addition, Parent has delivered to the Company a binding commitment letter from The Chase Manhattan Bank ("CHASE") and Chase Securities Inc. ("CSI") pursuant to which Chase will make available to Atrium Companies, Inc., a Delaware corporation and wholly owned subsidiary of Atrium ("ACI"), senior credit facilities in the aggregate amount of $425 million. CSI will serve as the arranger and advisor for the credit facilities. It is possible that ACI may issue certain senior subordinated notes to institutional investors to finance part of the transactions contemplated by the Merger Agreement. The proceeds of any debt offering would be used to repay or replace a portion of the senior credit facilities.

         The Common Stock to which this Schedule 13D relates was acquired pursuant to the Stockholders Agreement (as hereinafter defined) which is more fully described in response to Item 6 and filed as an exhibit hereto. The Stockholders Agreement is incorporated herein by reference.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition of the Common Stock pursuant to the Stockholders Agreement is to facilitate the merger of Sub with and into the Company (the "MERGER"), with the Company surviving the Merger, pursuant to and upon the terms of the Merger Agreement. At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time shall be converted into the right to receive $18.75 payable to the holder thereof in cash, without any interest thereon (the "MERGER CONSIDERATION"), upon surrender and exchange of the certificate representing such share of Common Stock and the Company will become a wholly owned subsidiary of ACI.


ITEM 5.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


         (a) As of the close of business on June 24, 1997, the each of the Reporting Persons may each be deemed to have beneficially owned 6,234,603 shares or 32.8 percent of the Common Stock by virtue of the terms of the Stockholders Agreement.

         (b) On June 24, 1997, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote of 1,234,261 shares of the Company Common Stock. On June 24, 1997, each of the Reporting Persons may be deemed to have shared power to dispose of or to direct the disposition of 6,234,603 shares of the Common Stock.

         (d) Until such time as Parent's option is exercised, each of the Stockholders (as hereinafter defined) will have the right to receive and the power to direct the receipt of any dividends on the Common Stock. Upon exercise of Parent's option under the Stockholders Agreement, the Stockholders will receive the proceeds from the sale of the Shares (as hereinafter defined).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         On June 24, 1997, Parent and Sub entered into a Stockholders Agreement (the "STOCKHOLDERS AGREEMENT") with the Company and Jeffrey S. Silverman, Dana
R. Snyder and Herbert P. Dooskin (the "STOCKHOLDERS"). Pursuant to the terms of the Stockholders Agreement, the Stockholders agreed, subject to certain terms and conditions, to vote all shares of Common Stock currently owned or subsequently acquired by them (the "SHARES") (i) in favor of the approval and adoption of the Agreement and Plan of Merger among Parent, Sub and the Company dated as of June 24, 1997 (the "MERGER AGREEMENT") and the Merger; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation, or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement; and (iii) except as agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. During the term of the Stockholders Agreement, the Stockholders shall not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the above provisions and agreements.

         Pursuant to the Stockholders Agreement, each Stockholder has granted to Parent a proxy to vote the Shares of such Stockholder. Each Stockholder intends such proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of the proxy and revoke any proxy previously granted by such Stockholder with respect to such Shares.

         Pursuant to the Stockholders Agreement each Stockholder shall vote his Shares in favor of the approval and adoption of the Merger and the Merger Agreement (and Parent shall be entitled to exercise the proxy granted to Parent as described in the previous paragraph to so vote) if, but only if, a majority of the issued and outstanding Company Common Stock (that is not subject to the Stockholders Agreement) that is represented in person or by proxy at any meeting of the holders of Company Common Stock shall have voted to approve and adopt the Merger and the Merger Agreement. In any other event a Stockholder shall abstain with respect to the approval and adoption of the Merger and Merger Agreement. This provision of the Stockholders Agreement is for the benefit of, and may not be amended or waived without the written approval of, the Company.

         Each of the Stockholders has also granted to Parent an irrevocable option (each, a "PURCHASE OPTION" and collectively, the "PURCHASE OPTIONS") to purchase the Shares owned or which may be acquired by the Stockholders pursuant to the options (including any additional Shares that may be issuable as a result of a "CHANGE OF CONTROL") owned by such Stockholder as a result of the Stockholder's exercise of the option at a purchase price per share equal to the Merger Consideration (the "PURCHASE PRICE"). If the Merger Agreement is terminated in a manner which results in the Company being obligated to pay certain fees and reimbursements under Section 6.4 of the Merger Agreement (a "TRIGGER

TERMINATION"), the Purchase Options shall become exercisable, in whole but not in part, upon the date of such termination and remain exercisable in whole but not in part until the date which is 60 days (or 120 days if, as of the date of such termination, no "change of control" shall have occurred under the terms of the various agreements governing the Options) after the date of the occurrence of such termination (the "OPTION PERIOD"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, required for the purchase of the Option Shares upon such exercise shall have expired or been waived, and (ii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Purchase Options pursuant to the Stockholders Agreement. In the event that Parent wishes to exercise the Purchase Options, Parent shall send a written notice (the "NOTICE") to the Stockholders identifying the place and date (not less than two nor more than 20 business days from the date of the Notice) for the closing of such purchase.

         Upon receipt of the Notice to the extent not previously exercised, prior to or contemporaneously with the closing of the purchase of the Option Shares, each Stockholder shall exercise in full the Options.

         In the event that Parent has purchased the Option Shares pursuant to the Purchase Option and, within 180 days after the closing of such purchase, sells, transfers or disposes of any of the Option Shares in a transaction with a non-affiliate of Parent (a "DISPOSITION") then, within two business days after the closing of such Disposition, Parent shall tender and pay to each Stockholder, in immediately available funds, their respective pro-rata share (calculated based on the respective amount of the Option Shares purchased from each Stockholder pursuant to the Purchase Option) of 25% of the Net Profit realized by Parent in connection with such Disposition. As used herein, Net Profit shall mean an amount equal to (a) the excess, if any, of the gross amount realized by Parent from a Disposition over the Purchase Price paid with respect to the Option Shares subject to such Disposition, minus the sum of (b) all reasonable out-of- pocket fees, costs and expenses incurred by Parent and its affiliates in connection with such Disposition, (including, without limitation, all fees, costs and expenses of counsel) which in no event shall exceed 1% of such Net Profit, and (c) all customary brokerage fees and commissions, if any, incurred in connection with such Disposition.

         Pursuant to a Financial Advisory Agreement dated November 27, 1996 an affiliate of Fund III will receive an advisory fee of 1.5% of the "transaction value." The term "TRANSACTION VALUE" means the total value of the transaction, including without limitation, the aggregate amount of the funds required to complete the transaction (excluding any fees payable pursuant to the Financial Advisory Agreement), including the amount of any indebtedness, preferred stock or similar items assumed (or remaining outstanding).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99(1)      Joint Filing Agreement among the Reporting Persons

99(2) Chase Securities Inc. and The Chase Manhattan Bank Commitment Letter Dated June 23, 1997.

99(3) Merger Agreement, including the Stockholders Agreement attached thereto as an Exhibit B

99(4) Financial Advisory Agreement dated as of November 27, 1996 among Atrium , ACI and Hicks, Muse & Co. Partners, L.P.

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997

                                         ATRIUM/PG ACQUISITION CORP.


                                         By:/s/ Jeffry S. Fronterhouse
                                            --------------------------
                                         Name:  Jeffry S. Fronterhouse
                                         --------------------------------------
                                         Title: Executive Vice President and
                                                Secretary
                                         --------------------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997


                                         ATRIUM ACQUISITION HOLDINGS
                                         CORP.


                                         By:/s/ Jeffry S. Fronterhouse
                                            --------------------------
                                         Name:  Jeffry S. Fronterhouse
                                              ---------------------------------
                                         Title: Executive Vice President and
                                                Secretary
                                               --------------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997


                                         ATRIUM CORPORATION


                                         By:/s/ Jeffry S. Fronterhouse
                                            --------------------------
                                         Name:Jeffry S. Fronterhouse
                                              ---------------------------------
                                         Title:Executive Vice President
                                               --------------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997

                                  HM3 COINVESTORS, L.P.

                                  By:     Hicks, Muse GP Partners III, L.P.,
                                          Its General Partner

                                  By:     Hicks, Muse Fund III Incorporated,
                                          Its General Partner


                                  By:/s/ Jeffry S. Fronterhouse
                                     --------------------------
                                  Name:Jeffry S. Fronterhouse
                                       ---------------------------------------
                                  Title: Vice President
                                        --------------------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997

                                  HICKS, MUSE, TATE & FURST EQUITY
                                  FUND III, L.P.

                                  By:     HM3/GP Partners, L.P.,
                                          Its General Partner

                                  By:     Hicks, Muse GP Partners III, L.P.,
                                          Its General Partner

                                  By:     Hicks, Muse Fund III Incorporated,
                                          Its General Partner


                                  By:/s/ Jeffry S. Fronterhouse
                                     --------------------------
                                  Name:Jeffry S. Fronterhouse
                                       ---------------------------------------
                                  Title: Vice President
                                        --------------------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997

                                    HM3/GP PARTNERS, L.P.

                                    By:     Hicks, Muse GP Partners III, L.P.,
                                            Its General Partner

                                    By:     Hicks, Muse Fund III Incorporated,
                                            Its General Partner


                                    By:/s/ Jeffry S. Fronterhouse
                                       --------------------------
                                    Name:Jeffry S. Fronterhouse
                                         -------------------------------------
                                    Title: Vice President
                                          ------------------------------------


           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997

                                    HICKS, MUSE GP PARTNERS III, L.P.

                                    By:     Hicks, Muse Fund III Incorporated,
                                            Its General Partner


                                    By:/s/ Jeffry S. Fronterhouse
                                       --------------------------
                                    Name:Jeffry S. Fronterhouse
                                         -------------------------------------
                                    Title: Vice President
                                          ------------------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997


                                     HICKS, MUSE FUND III INCORPORATED


                                     By:/s/ Jeffry S. Fronterhouse
                                        --------------------------
                                     Name:Jeffry S. Fronterhouse
                                          ------------------------------------
                                     Title: Vice President
                                           -----------------------------------

           After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1997


                                     /s/ Thomas O. Hicks
                                     -----------------------------------------
                                     Thomas O. Hicks

                                   SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ATRIUM, PARENT, SUB AND HICKS, MUSE

A.     DIRECTORS AND EXECUTIVE OFFICERS OF ATRIUM

       The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for each director and executive officer of Atrium. Unless otherwise indicated below, the address of each director and officer is Atrium Corporation, 1341 W. Mockingbird, Suite 1200W, Dallas, Texas 75247 and each such person is a citizen of the United States.


                        NAME AND                                          PRESENT PRINCIPAL
                    BUSINESS ADDRESS                                   OCCUPATION OR EMPLOYMENT
                    ----------------                                   ------------------------

 Randall S. Fojtasek . . . . . . . . . . . . . . . .     Chairman of the Board, President and Chief Executive
                                                         Officer of Atrium

 John R. Muse  . . . . . . . . . . . . . . . . . . .     Director of Managing Director and Principal,
 200 Crescent Court, Suite 1600                          Executive Vice President and Treasurer of Hicks Muse
 Dallas, Texas 75201

 Michael J. Levitt . . . . . . . . . . . . . . . . .     Managing Director and Principal, and Executive Vice
 1325 Avenue of the Americas                             President of Hicks Muse
 25th Floor
 New York, New York 10019

 Michel Reichert . . . . . . . . . . . . . . . . . .      Managing General Partner of Heritage Partners, Inc.
 Heritage Fund I, L.P.
 30 Rowes Wharf, Suite 300
 Boston, MA 02110

 Stephen M. Humphrey . . . . . . . . . . . . . . . .     Director of Atrium
 Riverwood International Corporation
 3350 Cumberland Circle, Suite 1400
 Atlanta, GA 30339

 C. Dean Metropoulos . . . . . . . . . . . . . . . .     Chief Executive Officer of C. Dean Metropoulos
 Morningstar
 3831 Turtle Creek Blvd.
 Dallas, Texas 75219

 Louis W. Simi, Jr.  . . . . . . . . . . . . . . . .     Executive Vice President of Atrium

 Jeffry S. Fronterhouse  . . . . . . . . . . . . . .     Vice President of Hicks Muse
 200 Crescent Court, Suite 1600
 Dallas, Texas 75201

 Jeff L. Hull  . . . . . . . . . . . . . . . . . . .     Controller of Atrium

B.     DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

       The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for each director and executive officer of Parent. Unless otherwise indicated below, the address of each director and officer is Atrium Acquisition Holdings Corp., 1341 W. Mockingbird, Suite 1200W, Dallas, Texas 75247 and each such person is a citizen of the United States.


                        NAME AND                                          PRESENT PRINCIPAL
                    BUSINESS ADDRESS                                   OCCUPATION OR EMPLOYMENT
                    ----------------                                   ------------------------
 Michael J. Levitt . . . . . . . . . . . . . . . . .     Managing Director and Principal, and Executive Vice
 1325 Avenue of the Americas                             President of Hicks Muse
 25th Floor
 New York, New York 10019

 Jeffry S. Fronterhouse  . . . . . . . . . . . . . .     Vice President of Hicks Muse
 200 Crescent Court, Suite 1600
 Dallas, Texas 75201

C.     DIRECTORS AND EXECUTIVE OFFICERS OF SUB

       The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment of each director and executive officer of Sub. Unless otherwise indicated below, the address of each director and officer is Atrium/PG Acquisition Corporation, 1341
W. Mockingbird, Suite 1200W, Dallas, Texas 75247 and each such person is a citizen of the United States.


                        NAME AND                                          PRESENT PRINCIPAL
                    BUSINESS ADDRESS                                   OCCUPATION OR EMPLOYMENT
                    ----------------                                   ------------------------
 Michael J. Levitt . . . . . . . . . . . . . . . . .     Managing Director and Principal, and Executive Vice
 1325 Avenue of the Americas                             President of Hicks Muse
 25th Floor
 New York, New York 10019

 Jeffry S. Fronterhouse  . . . . . . . . . . . . . .     Vice President of Hicks Muse
 200 Crescent Court, Suite 1600
 Dallas, Texas 75201

D.     DIRECTORS AND EXECUTIVE OFFICERS OF HICKS, MUSE FUND III INCORPORATED

       The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment of each director and executive officer of Hicks, Muse Fund III Incorporated. Unless otherwise indicated below, the address of each director and officer is Hicks, Muse Fund III Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas
75201 and each such person is a citizen of the United States.


                        NAME AND                                          PRESENT PRINCIPAL
                    BUSINESS ADDRESS                                   OCCUPATION OR EMPLOYMENT
                    ----------------                                   ------------------------
 Thomas O. Hicks . . . . . . . . . . . . . . . . . .     Chairman of the Board, President, Chief Executive
                                                         Officer, Chief Operating Officer and Secretary of
                                                         Hicks Muse

 John R. Muse  . . . . . . . . . . . . . . . . . . .     Managing Director and Principal, Executive Vice
                                                         President and Treasurer of Hicks Muse

 Charles W. Tate . . . . . . . . . . . . . . . . . .     Managing Director and Principal, Executive Vice
                                                         President of Hicks Muse

 Jack D. Furst . . . . . . . . . . . . . . . . . . .     Managing Director and Principal, Executive Vice
                                                         President of Hicks Muse

 Lawrence D. Stuart, Jr. . . . . . . . . . . . . . .     Managing Director and Principal, Executive Vice
                                                         President of Hicks Muse


 Alan B. Menkes  . . . . . . . . . . . . . . . . . .     Managing Director and Principal, Executive Vice
                                                         President of Hicks Muse

 Michael J. Levitt . . . . . . . . . . . . . . . . .     Managing Director and Principal, Executive Vice
 1325 Avenue of the Americas                             President of Hicks Muse
 25th Floor
 New York, New York 10019

 Michael D. Salim  . . . . . . . . . . . . . . . . .     Chief Financial and Administrative Officer, Vice
                                                         President, General Counsel and Assistant Secretary
                                                         of Hicks Muse

 Eric C. Neuman  . . . . . . . . . . . . . . . . . .     Senior Vice President of Hicks Muse

 Daniel S. Dross . . . . . . . . . . . . . . . . . .     Vice President of Hicks Muse

 Jeffry S. Fronterhouse  . . . . . . . . . . . . . .     Vice President of Hicks Muse

 Patrick K. McGee  . . . . . . . . . . . . . . . . .     Vice President of Fund III

 David W. Knickel  . . . . . . . . . . . . . . . . .     Treasurer, Assistant Secretary of Fund III

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------

 99(1)               Joint Filing Agreement

 99(2)               Commitment Letter

 99(3) Merger Agreement, including the Stockholders Agreement attached thereto as an Exhibit

 99(4) Financial Advisory Agreement dated as of November 27, 1996 among Atrium, ACI and Hicks, Muse & Co. Partners, L.P.